Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 18, 2013

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Kellner Long/Short Fund (S000043369)

Dear Mr. Foor:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, the Kellner Long/Short Fund, is Post-Effective Amendment No. 554 under the 1933 Act and Amendment No. 556 under the 1940 Act to the Trust’s Registration Statement on Form N-1A to become effective on December 20, 2013.

This correspondence is also being filed in response to your oral comments and suggestions of November 18, 2013 and December 16, 2013, to the Trust’s Post-Effective Amendment (“PEA”) No. 544 to its registration statement.  PEA No. 544 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on October 1, 2013 for the purpose of registering a new series to the Trust: Kellner Long/Short Fund (the “Fund”).

In connection with this revised response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s updated responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, the Staff asks the Trust to consider removing the two lines related to “Maximum Deferred Sales Charge (Load)” and “Redemption Fee,” as neither share class will institute those fees.

Response:  The Trust responds by removing the two rows from the Fees and Expenses table.

2.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by DWS Securities Trust (e.g., DWS RREEF Real Estate Securities Income Fund), Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund) and Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund).

3.
Staff Comment: In the Principal Investment Strategies section on page 2, in the first paragraph, second sentence, the Staff requests that the Trust describe the specific derivative instruments that the Fund may utilize.

Response: The Trust responds by revising the sentence as follows, “While the Fund will invest primarily in domestic and foreign (including those from emerging markets) equity securities, its portfolio may also include derivatives, such as swaps, equity options, warrants, rights, futures, and forwards, as well as exchange-traded funds (“ETFs”), mutual funds and fixed income securities for both capital appreciation and hedging purposes.”

4.
Staff Comment: In the same paragraph referenced in Comment 3, the Staff requests that the Trust revise the third sentence that discusses varying net long/short exposure and using leverage to maximize returns and moderate risk.  Please clarify the sentence to reflect that the Fund will not use leverage to moderate risk.

Response: The Trust responds by revising the sentence as follows, “The Fund will vary its net long/short exposure according to market conditions in order to moderate risk and will use leverage in order to maximize returns from security selection ~~and moderate risk~~.”

5.
Staff Comment: In the same paragraph referenced in Comment 3, referring to the last sentence, the Staff requests that the Trust clarify how the Fund intends to account for segregation of assets if the Fund sells securities short for potentially more than 100% of net assets.

Response: The Trust responds by making the following revisions:

“The Advisor will use short positions and related derivatives for both capital appreciation as well as hedging purposes and expects to vary its net long/short exposure depending on market conditions.  The Fund’s portfolio will generally be long, but the Fund may sell securities short with respect to up to 100% ~~or more~~ of its net assets.”

6.
Staff Comment: In the Principal Investment Strategies section, second paragraph, for the types of equity securities in which the Fund will “generally invest,” please specify the exact type of equity securities in which the Fund will invest. If there are other types of equity securities not currently disclosed, please include them and provide the appropriate risk disclosure.

Response: The Trust responds by revising the sentence as follows, “The types of equity securities in which the Fund will ~~generally~~ invest include common stocks, ~~and~~ preferred stocks, convertible securities, and depositary receipts, ~~common stocks and preferred stocks~~ all of which may be of any size market capitalization.”

7.
Staff Comment: In the same paragraph referenced in Comment 6, the Staff requests that the Fund discloses whether or not it has targets in place with respect to duration or maturity for the Fund’s fixed-income investments.

Response: The Trust responds by revising the sentence as follows, “The Fund may also invest in fixed income securities without regard to maturity or duration, including U.S. Government obligations and high yield (“junk”) bonds.”

8.	Staff Comment: Please confirm that the line item in the Fees and Expenses of the Fund table includes an estimate of borrowing costs.

Response: The Trust responds by confirming that the line item labeled “Interest Expense and Dividends on Securities Sold Short,” includes an estimate for borrowing costs.

9.
Staff Comment: In the Principal Investment Strategies section on page 2, please include disclosure to address investing in mutual funds, if applicable.  The first paragraph already addresses exchange-traded funds.  The principal investment risks reference both ETFs and mutual funds.  Please make strategy and risk disclosure consistent.

Response: The Trust responds by clarifying that the Fund will potentially invest in both mutual funds and ETFs as part of its principal investment strategy.  Please see sample disclosure in response to Staff Comment 3 above.

10.
Staff Comment: Item 9 beginning on page 6 references both principal and non-principal strategies.  The Staff requests that the Trust more clearly distinguish between principal and non-principal investment strategies (such as IPOs, REITs, etc.), perhaps including a separate heading for “additional investment strategies.”

Response:  The Trust responds that when the Fund launches, its asset size may be small, making it possible that investments in IPOs, REITs, LPs, convertibles, and options could be a principal investment strategy.  The disclosure between Item 4 and Item 9 will be clarified to address this.

11.	Staff Comment: With respect to derivatives, the Staff requests that the Trust confirms that the Fund will set aside the appropriate amount of segregated assets for swaps.

Response: The Trust responds that an appropriate amount of assets will be segregated and set aside with respect to swaps.

12.
Staff Comment:  A contingent deferred sales charge (“CDSC”) is referenced on page 15 regarding Class A sales of $1 million or more.  Please add this reference to the Fees and Expenses of the Fund table, with a corresponding footnote.

Response: The Trust respectfully declines to include the reference to the CDSC within the Fee and Expenses table.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust